Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     OPTI Divests 15% Working Interest in its Oil Sands Joint Venture for
     $735 Million

     TSX: OPC

     CALGARY, Dec. 17 /CNW/ - OPTI Canada Inc. (OPTI) announced today that it has entered into a definitive agreement to sell a 15% working interest in all its joint venture assets to Nexen Inc. (Nexen) for $735 million. Following the transaction OPTI will have a 35% working interest in all the joint venture assets, including Phase 1 of the Long Lake Project (the Project), future phase reserves and resources, and future phases of development. Nexen will have a
65% working interest and will be the operator of both the Steam Assisted
Gravity Drainage (SAGD) and Upgrader facilities for Phase 1 and future phases.
It is anticipated that after a transition period Nexen will make employment offers to OPTI's operating and Project staff. Closing is expected to occur in late January 2009 and is subject to approval from a majority of OPTI's bank lenders in its $500 million revolving credit facility and customary closing conditions, including regulatory approvals.
     "This is the conclusion of our previously announced process to review
2009 financing options," said Sid Dykstra, President and Chief Executive
Officer. "OPTI is pleased to announce this transaction with our current partner and, importantly, to retain a significant working interest in Phase 1 as well as in all future phases of development. These funds, combined with reduced capital expenditures, position the Company to withstand lower commodity prices and the significant uncertainty in current financial markets while preserving the opportunity for shareholders to benefit from future development of OPTI's significant resource base."

     <<
     2009 Capital Expenditure Plans
     ------------------------------
     >>
     OPTI's capital expenditure plans for 2009 will be significantly reduced as a result of this transaction to approximately $114 million for our new working interest share. Approximately $71 million of 2009 capital expenditures relate to OPTI's share of costs for Long Lake Phase 1. Phase 1 expenditures will be primarily directed towards sustaining capital for the SAGD operation, including the drilling of the first sustaining well pad, sustaining capital for the Upgrader, and costs associated with start-up of the SAGD debottlenecking project. As previously announced, final construction completion of the ash processing unit has been deferred to 2010 in order to avoid interference with initial Upgrader operations and to reduce 2009 capital expenditures.
     In light of the current global economic situation and reduced commodity prices, the joint venture partners have agreed to reduce near term capital expenditures on future phases of development. OPTI anticipates remaining capital expenditures of approximately $43 million in 2009 primarily to advance
Phase 2 planning, drill delineation wells in the Phase 2 area to define future horizontal well locations, and to advance regulatory work for the Phase 3 upgrader. The partners have also agreed that Phase 2 will not be presented for approval prior to mid-2010.

     <<
     Reserves Update
     ---------------
     >>
     McDaniel & Associates (McDaniel), our reserves and resource evaluator, has prepared a report evaluating the bitumen reserves and synthetic oil reserves of the Long Lake leases effective December 31, 2007.

     The McDaniel evaluation of our Long Lake Phase 1 and 2 lands recognizes the impact of upgrading on the resources. Most of the raw bitumen will be upgraded and sold as Premium Sweet Crude (PSC(TM)) and butane, and is shown as synthetic crude oil or butane reserves. Bitumen will be sold upon start-up of the SAGD operations, prior to Upgrader start-up, and thereafter during periods of Upgrader downtime, and is shown as bitumen reserves. The following table shows OPTI's 50% working interest in the raw bitumen reserves and the corresponding sales volumes at December 31, 2007 prior to taking account of the sale of the 15% working interest.

     <<
     2007
     -------------------------------------------------------------------------
                                         Raw
                                     Bitumen           Gross Sales Volumes
                                                       -------------------
     -------------------------------------------------------------------------
     All volumes are millions
      of barrels                                   PSC(TM)   Bitumen   Butane
     -------------------------------------------------------------------------
     Proved(1)                           268          202         16        3
     -------------------------------------------------------------------------
     Proved plus Probable(2)             803          620         29        9
     -------------------------------------------------------------------------
     Proved plus Probable
      plus Possible(3)                   941          729         31       10
     -------------------------------------------------------------------------

     The following table shows OPTI's 35% working interest in the raw bitumen reserves and the corresponding sales volumes as at December 31, 2007 after taking account of the sale of the 15% working interest.

     2007 (proforma the sale of the 15% working interest)
     -------------------------------------------------------------------------
                                         Raw
                                     Bitumen           Gross Sales Volumes
                                                       -------------------
     -------------------------------------------------------------------------
     All volumes are millions
      of barrels                                   PSC(TM)   Bitumen   Butane
     -------------------------------------------------------------------------
     Proved(1)                           188          141         11        2
     -------------------------------------------------------------------------
     Proved plus Probable(2)             562          434         20        6
     -------------------------------------------------------------------------
     Proved plus Probable
      plus Possible(3)                   659          510         22        7
     -------------------------------------------------------------------------

     Notes:

     1. Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
     2. Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
     3. Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10 percent probability that the remaining quantities actually recovered will be greater than the sum of proved plus probable plus possible reserves.

     Resources Update
     ----------------
     In addition to estimating our reserves, McDaniel has estimated bitumen resources on all of OPTI's lands including the Long Lake, the Leismer and the
Cottonwood Leases. A summary of the additional resource estimates as at
December 31, 2007, on a 50% working interest basis prior to taking into account the 15% working interest sale is shown below:

     2007
     -----------------------------------------------------
                                                      Raw
     All volumes are millions of barrels        Bitumen(1)
     -----------------------------------------------------
     Remainder of Long Lake leases(2)                 704
     -----------------------------------------------------
     Leismer(2)                                       960
     -----------------------------------------------------
     Cottonwood(3)                                    542
                                                      ---
     -----------------------------------------------------
     Total                                          2,206
                                                    -----
     -----------------------------------------------------

     The following table shows OPTI's 35% working interest in the additional resource estimates after taking account of the sale of the 15% working interest.

     2007 (proforma the sale of 15% working interest)
     -----------------------------------------------------
                                                      Raw
     All volumes are millions of barrels        Bitumen(1)
     -----------------------------------------------------
     Remainder of Long Lake leases(2)                 493
     -----------------------------------------------------
     Leismer(2)                                       672
     -----------------------------------------------------
     Cottonwood(3)                                    379
                                                      ---
     -----------------------------------------------------
     Total                                          1,544
                                                    -----
     -----------------------------------------------------

     Notes:
         (1) These estimates represent the "best estimate" of our resources, are not classified or recognized as reserves, and are in addition to our disclosed reserve volumes. These resource estimates are categorized primarily as Contingent Resources, with some
             categorized as Prospective Resources. See Notes 2 and 3 below.
             Contingent Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be
             commercially recoverable due to one or more contingencies.
             Contingencies may include factors such as economic, legal, environmental, political, and regulatory matters, or a lack of markets. It is also appropriate to classify as Contingent
             Resources the estimated discovered recoverable quantities
             associated with a project in the early evaluation stage. There is no certainty that it will be commercially viable to produce any portion of the Contingent Resources.
             Prospective Resources are those quantities of petroleum
             estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective resources have both an associated chance of discovery and a chance of development. There is no certainty that any portion of the Prospective Resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources.
         (2) The resource estimates for Leismer and Long Lake are categorized as Contingent Resources. These volumes are classified as
             resources rather than reserves primarily due to less delineation and the absence of regulatory approvals, detailed design
             estimates and near-term development plans.
         (3) The estimate for Cottonwood is categorized as both Contingent and
             Prospective Resources. The estimate of 542 million barrels prior to the sale of the 15% working interest is comprised of 247 MMbbl of Contingent Resources and 295 MMbbl of Prospective Resources.
             After taking account for the sale of the 15% working interest, the estimate would be comprised of 173 MMbbl of Contingent
             Resources and 206 MMbbl of Prospective Resources. These
             Contingent Resource volumes are classified as resources rather than reserves primarily due to less delineation; the absence of regulatory approvals, detailed design estimates and near-term development plans; and less certainty of the economic viability of their recovery. In addition to those factors that result in
             Contingent Resources being classified as such, Prospective
             Resources are classified as such due to the absence of proximate delineation drilling.

     Operational Update
     ------------------
     >>
     Based on the volume of steam we have been able to inject, reservoir performance has been consistent with our expectations. Bitumen production volumes averaged 15,100 bbl/d in the month of October and reached as high as over 20,000 bbl/d in the first half of November. However, more recently steam capacity has been limited as we work through the transition from the use of natural gas to a combination of natural gas and synthesis gas (syngas) and continue to optimize the water treatment process. Lower steam volumes affect operating pressures which consequently leads to flat or declining production volumes. In addition, one SAGD well pad is currently shut in due to a damaged steam line with repairs expected to be completed in late December. As a result of these issues, average volumes for November were 16,100 bbl/d. On December
7th we experienced a plant wide power outage that impacted operations during a period of cold weather. December production is anticipated to be lower than
November volumes as all the wells were shut in after the power outage and are in the process of being brought back on stream.
     Prior to the power outage the Upgrader complex was ready to produce the initial barrels of PSC(TM) from the hydrocracker. Two gasifier trains have been operating producing syngas, which was sweetened and used in the SAGD facility. Hydrogen has been produced and used in the preparation of the hydrocracker. The sulphur plant produced sulphur and the air separation plant has passed the majority of its performance tests. Re-starting the Upgrader is underway with first PSC(TM) now expected by the end of December. Based on industry experience, it is anticipated that the Upgrader will ramp up to full design rates of approximately 58,500 bbl/d of high quality, 39 degree API
PSC(TM) and other products in 12 to 18 months. The Project is expected to operate at this rate without production decline for approximately 40 years.

     <<
     Financial Update
     ----------------
     >>
     As a result of lower than forecast SAGD production volumes, delays in start-up of the Upgrader and dramatically reduced commodity prices, the
Company expects operating cash flow in the first quarter of 2009 to be lower than previously assumed. As a result, in the absence of completing this transaction or another transaction with significant cash proceeds and the associated amendments to its financing covenants, the Company would expect to be unable to meet its financial covenant ratio with respect to first lien debt to earnings before interest, taxes and depreciation (EBITDA) commencing in the first quarter of 2009. In addition, assuming continued reduced cash flows from these operational factors, then in the absence of this transaction, we expect a significant increase in the risk that the Company will be unable to fund the maturity of its $150 million revolving credit facility and its US$71 million high yield interest payment in June 2009.
     The transaction, if completed as proposed, would provide additional liquidity and significantly mitigate the likelihood of an impairment of covenants included in the Company's revolving credit facilities. A condition of closing of the transaction is the requirement to gain the consent of the majority of its lenders in the Company's $500 million revolving credit facility. This consent includes: approval of the sale; and amendment to our financial maintenance covenants which are senior debt to EBITDA and debt to capitalization ratios. In the absence of an amendment to these financial maintenance covenants, the Company would be challenged to meet its debt to capitalization ratio after consideration of the expected book capitalization adjustment arising from the transaction (see below).

     <<
     Net proceeds of the transaction are expected to be used approximately as follows:
     -------------------------------------------------------------------------
     In millions of dollars
     -------------------------------------------------------------------------
     Gross proceeds from working interest sale                           $735
     -------------------------------------------------------------------------
     Uses
     -------------------------------------------------------------------------
     Transaction costs                                                     11
     -------------------------------------------------------------------------
     Repay and cancel $150 million revolving credit facility              145
     -------------------------------------------------------------------------
     Partial repayment of $500 million revolving credit facility          150
     -------------------------------------------------------------------------
     Pre-funding of portion of 2009 capital expenditure program            85
     -------------------------------------------------------------------------
     Funds for general corporate purposes                                 344
     -------------------------------------------------------------------------
     >>

     A primary use of proceeds is expected to be to reduce the Company's debt outstanding under its revolving credit facilities including repayment and cancellation in full of the Company's $150 million revolving credit facility, a partial repayment of amounts owing on the Company's $500 million revolving credit facility, and a permanent reduction of that facility to $350 million.
OPTI has agreed to participate in the 2009 joint venture capital programs and will pre-fund $85 million of the program. Expenditures in 2009 in excess of
$85 million for our working interest share will be funded by OPTI.
     As a result of a completed transaction, OPTI would anticipate a loss on book value of asset sold pursuant to the transaction of approximately $300 million. The final determination of the loss will depend on the final purchase price allocation.

     <<
     Advisors
     --------
     >>
     TD Securities Inc. acted as lead financial advisor to OPTI with respect to this transaction and provided a fairness opinion to the Company's Board of
Directors. OPTI also retained Credit Suisse as financial advisor on this transaction. Peters & Co. Limited was retained to provide an independent report to the Board on various financial and strategic considerations.

     Conference Call

     We will hold a conference call at 3:00 p.m. MT (5:00 p.m. ET) today,
Wednesday December 17, 2008 to discuss this transaction. Sid Dykstra,
President and Chief Executive Officer, and David Halford, Chief Financial
Officer, will host the call. To listen to the conference call, please dial:

     <<
            (800) 731-6941 (North American Toll-Free)
            (416) 644-3423 (Alternate)
     >>

     Please reference the OPTI Canada conference call with Sid Dykstra when speaking with the Operator.
     A replay of the call will be available until December 31, 2008, inclusive. To access the replay, call (416) 640-1917 or (877) 289-8525 and enter passcode 21292840, followed by the pound (No.) sign.
     This call will also be webcast, and can be accessed on OPTI Canada's website under "Presentations and Webcasts" in the "For Investors" section. The webcast will be available for 30 days.

     About OPTI

     OPTI Canada Inc. is a Calgary, Alberta-based company focused on developing the fourth and next major integrated oil sands project in Canada, the Long Lake Project, in a joint venture with Nexen Inc. The first phase of the Project consists of 72,000 barrels per day of SAGD (steam assisted gravity drainage) oil production integrated with an upgrading facility, using OPTI's proprietary OrCrude(TM) process and commercially available hydrocracking and gasification. Through gasification, this configuration substantially reduces the exposure to and the need to purchase natural gas. On a 100 percent basis, the Project is expected to produce 58,500 bbl/d of products, primarily 39 degree API Premium Sweet Crude with low sulphur content, making it a highly desirable refinery feedstock. OPTI's common shares trade on the Toronto Stock
Exchange under the symbol OPC.
     Additional information regarding the Long Lake Project is available at
http://www.longlake.ca.

     Forward-Looking Statements

     Reserves and Resources Estimates: The estimates of resources and of economically recoverable bitumen reserves contained herein are forward-looking statements. The estimates are based upon a number of factors and assumptions made as of the date on which the reserve and resource estimates were determined, such as geological and engineering estimates which have inherent uncertainties, the assumed effects of regulation by governmental agencies and estimates of future commodity prices and operating costs, all of which may vary considerably from actual results. All such estimates are, to some degree, uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved. The estimates contained herein with respect to reserves and resources that may be developed and produced in the future have been based upon volumetric calculations and upon analogy to similar types of reserves and resources, rather than upon actual production history. Estimates based on these methods generally are less reliable than those based on actual production history. Subsequent evaluation of the same reserves and resources based upon production history will result in variations, which may be material, in the estimated reserves and resources.

     Certain statements contained herein are forward-looking statements, including statements relating to: the completion of the proposed working interest sale to Nexen and use of proceeds therefrom; OPTI's operations;
business prospects, expansion plans and strategies; OPTI's plans and expectations concerning the use and performance of the OrCrude(TM) process and other related technologies; the cost, development and operation of the Long
Lake Project and OPTI's relationship with Nexen Inc. Forward-looking information typically contains statements with words such as "intends,"
"anticipate," "estimate," "expect," "potential," "could," "plan" or similar words suggesting future outcomes. Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other forms of forward-looking information will not be achieved by OPTI. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties. A change in any one of these factors could cause actual events or results to differ materially from those projected in the forward-looking information. Although OPTI believes that the expectations reflected in such forward-looking statements are reasonable, OPTI can give no assurance that such expectations will prove to be correct. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by OPTI and described in the forward-looking statements or information. The forward-looking statements are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified herein, we have made assumptions regarding, among other things: market costs and other variables affecting operating costs of the
Project; the ability of the Long Lake joint venture partners to obtain equipment, services and supplies, including labour, in a timely and cost-effective manner; the availability and costs of financing; oil prices and market price for the PSC(TM) output of the OrCrude(TM) Upgrader; foreign currency exchange rates and hedging risks; government regulations and royalty regimes; the degree of risk that governmental approvals may be delayed or withheld; other risks and uncertainties described elsewhere in this document or in OPTI's other filings with Canadian securities authorities.
     Readers should be aware that the list of factors, risks and uncertainties set forth above are not exhaustive. Readers should refer to OPTI's current
Annual Information Form, which is available at www.sedar.com, for a detailed discussion of these factors, risks and uncertainties. The forward-looking statements or information contained in this document are made as of the date hereof and OPTI undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable laws or regulatory policies.

     %CIK: 0001177446

     /For further information: Alison Trollope, Investor Relations Manager,
(403) 218-4705, OPTI Canada Inc., Suite 2100, 555 - 4th Ave. S.W., Calgary,
Alberta, Canada, T2P 3E7/
     (OPC.)

CO:  OPTI Canada Inc.

CNW 07:00e 17-DEC-08